Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

October 6, 2014

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attention:  Valerie Lithotomas

Re:                             The RBB Fund, Inc. (Registration No. 33-20827/811-5518) —

Response to Examiner Comments on Preliminary Proxy Materials

Dear Ms. Lithotomas:

This letter responds to your comments on the above-referenced Preliminary Proxy Materials filed on September 25, 2014 in connection with a Special Meeting of Shareholders of the Abbey Capital Futures Strategy Fund (the “Fund”) of The RBB Fund, Inc. (the “Company”) being held to approve a new trading advisory agreement among Abbey Capital Limited (the “Adviser”), Revolution Capital Management LLC and Abbey Capital Offshore Limited, a subsidiary of the Fund, and to transact such other business as may properly come before the meeting or any adjournment thereof.

1.                                      Comment:  Please supplementally confirm that the material terms of the prior trading advisory agreement and new trading advisory agreement are identical.

Response: Registrant confirms that the material terms of the prior trading advisory agreement and the new trading advisory agreement are identical.

2.                                      Comment:  Please confirm that the current contractual expense limitation agreement in effect between the Fund and the Adviser will not change upon approval of the new trading advisory agreement.

Response: Registrant confirms that the current contractual expense limitation agreement in effect between the Fund and the Adviser will not change upon approval of the new trading advisory agreement.

*   *   *

We trust that the foregoing is responsive to your comments.  Please feel free to contact the undersigned at 215-988-3307 if you have any questions.

Sincerely yours,

/s/ Jillian L. Bosmann
Jillian L. Bosmann